January 15, 2013

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

Revised Preliminary Consent Revocation Statement on Schedule 14A

Filed January 7, 2013

File No. 001–33784

Dear Mr. Hindin,

On behalf of our client, SandRidge Energy, Inc. (the “Company” or “SandRidge”), we hereby submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 11, 2013 (the “Comment Letter”), with respect to the Revised Preliminary Consent Revocation Statement on Schedule 14A filed by SandRidge with the Commission on January 7, 2013 (the “Preliminary Consent Revocation Statement”).

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Consent Revocation Statement. In addition, SandRidge is simultaneously filing Amendment No. 2 to the Preliminary Consent Revocation Statement with the Commission to, among other matters, amend the Preliminary Consent Revocation Statement in response to the Comment Letter.

1. We note your response to prior comment 1. Please provide us a formal opinion of counsel, supported by appropriate legal analysis, that (i) the written consents received on December 19, 2012 relating to shares of the Company’s common stock beneficially owned by Tom L. Ward and Tom L. Ward IRA, are valid under Delaware law and (ii) if so valid, whether such consents are the earliest dated consents within the meaning of Section 228 of the DGCL for purposes of determining the 60-day period within which stockholders must deliver a sufficient number of unrevoked consents to adopt the proposals set forth in TPG-Axon’s yet-to-be-filed definitive consent statement and related consent card. The analysis should include

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 15, 2013

an explanation of how you were able to reach such conclusion with respect to clause (ii) above given that the written consents received on December 19 were not furnished by TPG-Axon and do not mirror all the proposals contained on TPG-Axon’s form of consent and could not mirror such proposals until the definitive consent statement containing the final form of consent was filed with the Commission.

Response

We respectfully advise the Staff that on January 15, 2013, TPG-Axon Domestic and the Company entered into a Settlement Agreement (the “Settlement Agreement”) pursuant to which they agreed to settle the December 24, 2012 lawsuit filed by TPG-Axon Domestic against the Company and the members of the Board in the Delaware Court of Chancery.

Under the Settlement Agreement, the Company has agreed that any written consents delivered to the Company prior to the date on which the TPG-Axon Group files its definitive consent statement with the Commission will not be deemed valid and that the 60-day statutory period set forth in Section 228(c) of the Delaware General Corporation Law (the “DGCL”) for the TPG-Axon Consent Solicitation will commence no earlier than the date upon which the TPG-Axon Group’s definitive consent statement is filed with the Commission. TPG-Axon Domestic has agreed to deliver a signed written consent to the Corporate Secretary of the Company with respect to each of the TPG-Axon Consent Proposals in accordance with the procedures set forth in Section 228 of the DGCL no later than two business days after the date on which the TPG-Axon Group files its definitive consent statement with the Commission, which signed written consent will be dated as of the date it is delivered to the Corporate Secretary of the Company.

We note to the Staff that the section entitled “Legal Proceedings” on page 14 the Preliminary Consent Revocation Statement has been revised to, among other things, disclose certain terms of the Settlement Agreement. In addition, the subsection entitled “Questions and Answers about this Consent Revocation Statement–When should I return my Consent Revocation Card?” on page 11 of the Preliminary Consent Revocation Statement and the subsection entitled “The Consent Procedure–Effectiveness of Consents” on page 12 of the Preliminary Consent Revocation Statement have each been revised to disclose certain terms of the Settlement Agreement and to advise stockholders of the anticipated end-date for the 60-day period, which end-date assumes that the first signed and dated consent will be delivered to the Company on the date that is two business days after the date on which the TPG-Axon Group files its definitive consent statement with the Commission.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 15, 2013

In light of the Settlement Agreement, we have not provided a formal opinion of counsel with respect to the written consents received by the Company on December 19, 2012, as such consents are no longer in effect.

2. Please revise the proxy statement to disclose (i) that the written consents referenced in your response to prior comment 1 relate to shares beneficially owned by Tom L. Ward, the Chairman and Chief Executive Officer of the Company, and Tom L. Ward IRA, (ii) the number of such shares associated with such consents and (iii) why Mr. Ward would submit consents consenting to his own removal from the Company’s board of directors.

Response

We respectfully refer the Staff to our response in paragraph 1 above with regard to the initial consents received by the Company on December 19, 2012, which as a result of the Settlement Agreement are no longer in effect. As described in our response in paragraph 1 above, we have revised the Preliminary Consent Revocation Statement to disclose the terms of the Settlement Agreement and to advise stockholders of the anticipated end-date for the 60-day period, which end-date assumes that the first signed and dated consent will be delivered to the Company on the date that is two business days after the date on which the TPG-Axon Group files its definitive consent statement with the Commission.

The approval of the TPG-Axon Consent Proposals…, page 7

3. We note your response to prior comment 10. Please revise the second bullet point to clarify the phrase “possible repayment” by disclosing the information included in your response.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 15, 2013

Response

In response to the Staff’s comment, the disclosure on page 7 of the Preliminary Consent Revocation Statement regarding the Company’s Indentures has been revised to, among other things, include the additional information set forth in our response to comment 10 of the Staff’s written comments dated January 4, 2013 regarding the discretion of holders of the Company’s senior notes to accept any offer to purchase made by the Company pursuant to the Indentures.

4. We note that in response to the closing paragraphs of our letter dated January 4, 2013, Covington & Burling LLP, and not the Company, provided the requested statement. Please provide a written statement executed by the Company acknowledging each of the three bullet points in the closing paragraphs of our January 4 letter.

Response

In response to the Staff’s comment, attached as Exhibit A hereto is a written statement executed by the Company acknowledging each of the three bullet points in the closing paragraphs of the Staff’s January 4 letter.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 15, 2013

If you have any questions or require any additional information, please call either the undersigned at 212-841-1056 or Kyle Rabe at 212-841-1036.

Very truly yours,

/s/ Scott F. Smith

Scott F. Smith
Covington & Burling LLP

Exhibit A

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

January 15, 2013

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

Revised Preliminary Consent Revocation Statement on Schedule 14A

Filed January 7, 2013

File No. 001–33784

Dear Mr. Hindin,

Reference is made to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 11, 2013 (the “Comment Letter”), with respect to the Revised Preliminary Consent Revocation Statement on Schedule 14A filed by SandRidge with the Commission on January 7, 2013.

In response to the Staff’s request in comment 4 of the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SandRidge Energy, Inc.

By: /s/ Philip T. Warman

Name:	Philip T. Warman
Title:	Senior Vice President, General Counsel and Corporate Secretary